EX-99.B-77I

                    UNITED GOVERNMENT SECURITIES FUND, INC.

SUB-ITEM 77I
(a) and (b):        Terms of New or Amended Securities

                    The Fund has four classes of shares. Prior to October 4, 1999, the Fund offered only two classes of shares to the public. Shares outstanding on that date were designated as Class A shares and Class Y shares. As of October 4, 1999, the Fund also offers Class B shares and Class C shares. Class B shares have a deferred sales charge on shares sold within six calendar years and are subject to a 0.25% service charge and a 0.75% distribution charge. Class C shares have a 1% deferred sales charge on shares sold within twelve months and are subject to a 0.25% service charge and a 0.75% distribution charge.

                    Each share (regardless of class) has one vote. All shares of the Fund vote together as a single class, except as to any matter for which a separate vote of any class is required by the Investment Company Act of 1940, and except as to any matter which affects the interests of one particular classes, in which case only the shareholders of the affected class are entitled to vote, as a separate class. Shares are fully paid and nonassessable when purchased. The addition of the Class B and Class C shares had no effect on the rights of the existing shareholders.